Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Successor			Predecessor
	Company			Company
			One Month	Eleven Months
	Year Ended	Year Ended	Ended	Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
(dollars in thousands)	2012	2011	2010	2010	2009	2008

Earnings:
Income (loss) before benefit from income taxes	$(311,840)	$(323,058)	$1,460,765	$(244,540)	$(888,647)	$(924,693)
Interest expense	1,060,950	1,258,279	117,676	978,364	1,050,164	1,209,920
Implicit interest in rents	12,115	12,638	1,207	13,751	19,287	26,592
Total earnings	$761,225	$947,859	$1,579,648	$747,575	$180,804	$311,819

Fixed charges:
Interest expense	$1,060,950	$1,258,279	$117,676	$978,364	$1,050,164	$1,209,920
Implicit interest in rents	12,115	12,638	1,207	13,751	19,287	26,592
Total fixed charges	$1,073,065	$1,270,917	$118,883	$992,115	$1,069,451	$1,236,512

Ratio of earnings to fixed charges*	0.71	0.75	13.29	0.75	0.17	0.25

*    Earnings did not cover total fixed charges by $311.8 million in 2012, $323.1 million in 2011, $244.5 million during the eleven months ended November 30, 2010, $888.6 million in 2009, and $924.7 million in 2008.

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